SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

E.ON Corp.
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Ad-hoc-Release

January 31, 2003

Notice in Accordance with sec. 15 of the Securities Trading Act of E.ON AG

E.ON to take control of Ruhrgas

Ministerial approval legally valid following settlement with opponents

E.ON AG has reached an out-of-court settlement with the nine opponents of the ministerial approval allowing it to take control of Ruhrgas. All opponents have now dropped their legal cases against the transaction, so today, E.ON will acquire the RAG-stake in Ruhrgas. Simultaneously, RAG will proceed with its offer to the Degussa-shareholders. In addition, the Ruhrgas shares owned by Shell, ExxonMobil and others will shortly be acquired by E.ON.

With opponents EnBW and Fortum, E.ON has reached agreements on a commercial basis. Essentially, these deals involve an exchange of shareholdings.

Furthermore, E.ON will acquire a stake in Concord Power under an agreement with EnBW and Saalfeld Group, the current owners of Concord Power. Concord Power plans to build a new Combined Cycle Gas Turbine Power Station in Lubmin on the Baltic Sea.

With the other opponents Ampere, ares Energie, Gruppen- Gas- und Elektrizitätswerk Bergstraße, Stadtwerke Aachen, Stadtwerke Rosenheim and Trianel, E.ON has reached agreements based on gas and electricity supply contracts, the provision of assets and shareholdings, marketing support and other financial payments. These agreements lead to a total financial cost of approximately € 90m.

In addition, Ruhrgas has reconfirmed to all the parties its commitment to open and fair competition in the gas market. There are no financial consequences arising from this commitment.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: January 31, 2003	By:	/s/ Michael C. Wilhelm

Michael C. Wilhelm Senior Vice President Accounting